SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  October, 2009

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR & SHANNON DISCUSS 75% CUTS IN SHANNON BASE

DAA COST INCREASES AND GOVERNMENT'S €10 TOURIST TAX
DEVASTATES TRAFFIC AT SHANNON AIRPORT

Ryanair, Ireland's favourite airline, today (21st Oct 09) confirmed that it has entered into discussions with Shannon Airport about the terms for an extension of Ryanair's 5 year base agreement at Shannon which runs out in April 2010.  Under the current 5 year agreement which was signed in late 2004, Ryanair has invested over $400m in Shannon Airport, and has grown its annual traffic at Shannon from 300,000 passengers in 2004, to 1.9m last year, prior to the introduction in April 2009 of the Government's €10 tourist tax.

Since the Government's €10 tourist tax was introduced on April Fools Day 2009, traffic, particularly price sensitive passengers have declined at Shannon. Ryanair, which had based 6 aircraft (an investment of over $400m) in Shannon last winter, reduced this to 4 aircraft in summer 2009 and is reducing the base further to three aircraft in Winter 2009/10 as the Government's €10 tourist tax continues to devastate traffic and visitor numbers at all Irish airports and Shannon in particular.

Ryanair has written to Shannon Airport confirming that it has lost money in each of the 5 years it has operated a base at Shannon Airport. Nevertheless Ryanair has confirmed that it is willing to continue to base aircraft and deliver substantial passenger numbers and jobs at Shannon if the €10 tourist tax is removed on or before 1st February 2010 and if Shannon Airport extends Ryanair's cost base on a competitive basis for a further 5 year period.  Ryanair is seeking a 50% reduction in its costs at Shannon, which would reflect the 70% decline in average fares which Ryanair has suffered at Shannon over the past 5 years.

If the Government €10 travel tax is removed at Shannon, then Ryanair will commit to delivering more than 1.2m passengers annually, on up to 4 based aircraft and 200 Ryanair jobs being maintained at the airport. However, if the Shannon cost base is not extended, or if the Government's €10 tourist tax is not removed, then Ryanair will reduce its Shannon base by 75% to 1 based aircraft, which will largely operate the London and some UK provincial routes, guaranteeing just 50 jobs, and 300,000 passengers p.a.

Ryanair's Michael Cawley said:

"We call again on the Irish Government to scrap this stupid and damaging €10 tourist tax. Since its introduction, traffic at the Irish airports has fallen by more than 15%, at a time when Ryanair is growing by almost 1 million passengers each month. All of Ryanair's and Aer Lingus' traffic growth is now taking place outside of Ireland because of the impact of the DAA's high costs and the Government's tourist tax.

"The Belgian and Dutch Government's have already realised the damage that these tourist taxes cause and have scrapped them. Similarly the Greek and Spanish Governments have reduced their airport charges, in some cases to zero, in order to reverse traffic and tourism declines during the current recession. The Irish Government and its inefficient airport monopoly the DAA must follow suit. It's time to lower airport charges and axe the tourist tax, before this Government turns away even more passengers, tourists and jobs at Shannon and the other Irish international airports".

Ends.                                        Wednesday, 21st October 2009

For further information
please contact:

Stephen McNamara               Pauline McAlester
Ryanair Ltd                             Murray Consultants
Tel: +353-1-8121212              Tel. +353-1-4980300

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date:  21 October, 2009

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary